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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAY 02 2017

SEC FILE NUMBER
8-35315

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **GA Repple & Company (a wholly-owned subsidiary of GA Repple Financial Group, Inc.**

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

address
101 Normandy Road

address
Casselberry **FL** **32707**

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Philip Beytell 407-339-9090
(Area Code — Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BF Borgers CPA PC

5400 West Cedar Avenue	Lakewood	CO	80226
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

X Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Glenn Repple_ swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GA Repple & Company, as of December 31 , 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President



Notary Public

SWORN & SUBSCRIBED BEFORE ME THIS 28th DAY OF FEBRUARY, 2017 BY GLENN A. REPPLE PERSONALLY KNOWN TO ME.


SANDRA J. ALBANO
MY COMMISSION # FF 040134
EXPIRES: October 2, 2017
Bonded Thru Notary Public Underwriters

This report ** contains (check all applicable boxes):

☒(a) Facing Page.

X (b) Statement of Financial Condition.

X(c) Statement of Income (Loss).

X(d) Statement of Changes in Financial Condition.

X(e) Statement of Changes in Stockholders Equity of Partners or Sole Proprietors Capital.

☐(f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.

X(g) Computation of Net Capital (including reconciliation of X-17A-5 Part II filing with this Rule 17a-5(d) report, if applicable).

☐(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.

X(i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.

X(j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the
Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.

☐(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation

X(l) An Oath or Affirmation.

☐(m) A copy of the SIPC Supplemental Report.

☐(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

X(o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3*

G.A. REPPLE & COMPANY

FINANCIAL STATEMENTS
FOR THE YEAR ENDED
DECEMBER 31, 2016

REPORT PURSUANT TO RULE 17A-5(D)

The report is filed in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a **PUBLIC DOCUMENT**

G.A. REPPLE & COMPANY
TABLE OF CONTENTS


BFBorgers CPA PC
Certified Public Accountants

www.bfbcpa.us

Report of Independent Registered Public Accounting Firm

The Board of Directors of G.A. Repple & Company

We have audited the accompanying statement of financial condition of G.A. Repple & Company (the "Company") as of December 31, 2016, and the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of G.A. Repple & Company as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The information contained in the supplemental schedule listed in the accompanying index has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

B F Borgers CPA PC

Lakewood, Colorado
February 24, 2017

G.A. REPPLE & COMPANY

Statement of Financial Condition
12/31/2016

ASSETS		
Cash and cash equivalents	$	261,815
Clearing account deposits		50,087
Securities owned		332,121
Commissions receivable		164,192
Other receivables		99,268
Prepaid expenses		37,717
Deferred tax asset		31,414
Due from Parent		21,192
Total assets	$	997,806
LIABILITIES AND SHAREHOLDER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	162,327
Commissions payable		15,201
Contingencies for claims		30,000
Total liabilities		207,528
Shareholder's equity		
Common stock, $1 par value; 7,500 shares authorized, 100 shares issued and outstanding		100
Additional paid-in capital		518,073
Retained earnings		272,105
Total shareholder's equity		790,278
Total liabilities and shareholder's equity	$	997,806

See accompanying notes to financial statements

NOTE 1 - NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS AND ORGANIZATION - G. A. Repple & Company (the "Company") is a Florida corporation and a wholly owned subsidiary of G.A. Repple Financial Group, Inc. (the "Parent"). The Company is registered as a broker/dealer and investment advisor under the Securities and Exchange Act of 1934. It is a fully disclosed broker/dealer whereby it does not hold customer funds or securities. The Company is a member of the Financial Industry Regulatory Authority (FINRA), the Municipal Securities Rulemaking Board (MSRB), and the Securities Investor Protection Corporation (SIPC).

In its capacity as a broker/dealer, the Company buys and sells securities for individual clients. It also provides financial planning and asset management services using third party asset managers.

CASH EQUIVALENTS - For purposes of reporting cash flow, cash and cash equivalents include money market accounts and any highly liquid debt instruments purchased with a maturity of three months or less.

CONCENTRATIONS OF CREDIT RISK- The Company maintains cash and cash equivalent deposits at banks and other financial institutions. Cash deposits in banks, at times, exceed federally insured limits. Cash equivalent deposits in other financial institutions are not federally insured. The Company has not experienced any losses in its cash and cash equivalents, and believes that there is no significant risk with respect to these deposits.

CLEARING ACCOUNT DEPOSITS - The Company is required to maintain cash balances with clearing agents, which are restricted as to use.

SECURITIES OWNED – The Company purchased Church bonds and Capstone Church Capital Fund as part of a settlement with two clients. The bonds were purchased at a discount from par and all but one is valued at purchase price, due to the lack of an active market pricing structure for Church bonds. The total value of Church bonds shown at purchase price is $244,442.80. The remainder of securities owned reflects active pricing and is show at market price.

RECEIVABLES AND ALLOWANCE FOR DOUBTFUL ACCOUNTS - Commissions receivable are recorded on a trade-date basis as securities transactions occur. Receivables are stated at the amount management expects to collect from outstanding balances. The Company accounts for potential losses in receivables utilizing the allowance method. In reviewing aged receivables, the Company considers its knowledge of customers, historical activity and current economic conditions in establishing an allowance for doubtful accounts. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

Other accounts receivables include amounts owed by representatives for client settlements and legal fees advanced by the company.

REVENUE RECOGNITION – Revenue for principal transactions are recognized on trade date, while marketing and other income are recognized when earned. Fee income is accrued for the period earned.

NOTE 1 - NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONCLUDED)

USE OF ESTIMATES AND CERTAIN SIGNIFICANT ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts in the 1), financial statements and accompanying notes. Significant estimates used in preparing these financial statements include those related to determining the valuation of allowance for doubtful accounts (Note 1) contingencies for claims (Note 8), and for determining the fair value of warrants (Note 6). It is at least reasonably possible that the significant estimates used will change within the next year.

COMPUTATION OF CUSTOMER RESERVE - The Company operates pursuant to the (k)(2)(ii) exemptive provision of SEC Rule 15c3-3 and is therefore exempt from the computation for determination of reserve requirements. The Company is exempt from the possession and control requirements under SEC rule 15c3-3 in that it carries no customer accounts and promptly transmits all funds and securities to its clearing broker/dealers.

INCOME TAXES - The Company's financial results are included in the consolidated federal and state income tax returns filed by the Parent. The Parent allocates to the Company its proportionate share of the consolidated federal and state tax liabilities on a separate company basis.

The Company records deferred taxes using the liability method. Deferred taxes are recorded to reflect the tax consequences on future years of temporary differences between the tax bases of assets and liabilities and their financial reporting amounts at year end, based on enacted tax laws and statutory tax rates applicable to periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

Temporary differences giving rise to the deferred tax asset consist of contingencies for claims that are recorded for financial statement purposes, but not for income tax purposes.

UNCERTAIN TAX POSITIONS - The Company has not recognized any respective liability for unrecognized tax benefits as it has no known tax positions that would subject the Company to any material income tax exposure. A reconciliation of the beginning and ending amount of unrecognized tax benefits is not included, nor is there any interest accrued related to unrecognized tax benefits in interest expense or penalties in operating expenses as there are no unrecognized tax benefits. The tax years that remain subject to examination are the periods beginning on January 1, 2010 for all major tax jurisdictions.

OVERHEAD EXPENSES - This category reflect all expenses related to payroll and employee benefits as well as rent and the management fee paid to the Parent.

NOTE 2 - RELATED PARTY TRANSACTIONS

The Company is managed by its Parent and sole shareholder, G.A. Repple Financial Group, Inc. Consequently, operating results and financial position may be different than if the entities were autonomous. The Company pays the Parent for management fees. The management fees through December 31, 2016 represents reimbursements for the costs associated with maintenance of office equipment and furnishings, consolidated tax filing, board of directors meetings, and other related expenses. Management fees for the year ended December 31, 2016 totaled $610,000.

NOTE 2 - RELATED PARTY TRANSACTIONS (CONCLUDED)

Due to parent consists of interest-free amounts owed to the Firm by the Parent and are due on demand.

The Company paid the trust of a family member of the Parent's owner for rent and related taxes of the office building of $72,864.12 during the year ended December 31, 2016.

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital at an amount equal to the greater of $50,000 or 6 ⅔% of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1.

At December 31, 2016, the Company had excess net capital of $244,879 and a net capital ratio of 0.70 to 1.

NOTE 4 - LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS

None of the Company's liabilities have been subordinated to the claims of general creditors at December 31, 2016.

NOTE 5 - INCOME TAXES

The provision (benefit) from income tax at December 31, 2016, consisted of the following:

Current:		
Federal	$	(23,408)
State		2,216
Deferred:		
Federal		(6,195)
State		(2,405)
	$	(29,792)

The components of the net deferred tax asset as of December 31, 2016 are as follows:

Deferred tax asset	$	31,414
Deferred tax liability		-
Valuation allowance		-
	$	31,414

The benefit from income tax differs from the amount that would result from applying a statutory rate to the loss before benefit from income tax primarily due to surtax exemptions.

G.A. REPPLE & COMPANY

Notes to Financial Statements
For the Year Ended December 31, 2016

NOTE 6 – FAIR VALUE MEASUREMENTS

FASB ASC No. 820, *Fair Value Measurements*, establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. This hierarchy consists of three broad levels with Level 1 inputs consisting of unadjusted quoted prices in active markets for identical assets and having the highest priority and Level 3 inputs having the lowest priority. The Company uses appropriate valuation techniques based on the available inputs to measure the fair value of its investments. When available, the Company measures fair value using Level 1 inputs because they generally provide the most reliable evidence of fair value. No Level 2 inputs were available to the Company and Level 3 inputs were only used when Level 1 or Level 2 inputs were not available.

Warrants received in conjunction with a private placement agreement are measured at fair value using Level 3 inputs. Management has determined the fair value of these warrants using the Black-Scholes Model using an interest rate of 5.62% (200% of the Long-Term IRS Applicable Federal Rates), volatility of 30% because the warrants are for an emerging growth company, and an expected term of 5 years at December 31, 2016. The fair value of the warrants was less than the exercise price; therefore, no value was recorded on the accompanying statement of financial condition for the warrants as of December 31, 2016.

	Quoted Prices in Active Markets For Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31,2016
Securities owned, at fair value	$ -	$ -	$ 326,247	$ 326,247
	$ -	$ -	$ 326,247	$ 326.247

	Level 3 Beginning Balance December 31, 2015	Net Transfers In and/or (Out) Of Level 3	Purchases	Sales and Settlements	Realized and Unrealized Gains (Losses)	Level 3 Ending Balance December 31, 2016	Change in Unrealized Gains (Losses) For Investments Still Held at December 31, 2016
Assets: Securities Owned	$ 331,449		$ -	$ -	$ (5,202)	$ 326,247	$ (3,753)

Level 3 Fair Value Measurements:	Fair Value at December 31, 2016	Valuation Technique	Unobservable Inputs
Assets:			
Securities	$ 331,449	Third party Pricing service	n/a

G.A. REPPLE & COMPANY

Notes to Financial Statements
For the Year Ended December 31, 2016

NOTE 7 - SUPPLEMENTARY DISCLOSURES OF CASH FLOW INFORMATION

Cash was paid during the year for:

Interest	$	0.00
Income taxes	$	0.00

NOTE 8 - CONTINGENCIES

The Company has received a FINRA arbitration alleging, among other things, unsuitability and misrepresentation relating to investments in 2008. Claimant alleges benefit of the bargain damages in excess of $375,000. The company has accrued $30,000 towards settlement and defense costs based on conversations with outside council and the merits of the case. A motion to dismiss was filed by outside council stating the claim is ineligible under FINRA Rule 12206. This case is scheduled for arbitration in 2017.

If the Company is unable to reach settlement in any of these matters, or if any of the matters go to trial, the amount of ultimate losses to the Company, if any, may equal any amount up to the amount of damages sought by the claimants. The amounts accrued are included in the statement of financial condition under the caption "Contingencies for claims".

NOTE 9 – RETIREMENT PLAN

The Company has discontinued the "Savings Incentive Match Plan for Employees" also known as a "SIMPLE" plan for employee retirement benefits through One America. Instead the company adopted a 401k plan through Paychex, the payroll provider. Employees are eligible to participate upon accepting full time employment with the Company. The Company annually contributes a discretionary percentage of each eligible employee's annual salary to the plan. The Company's did not make any contributions to the Plan for the year ended December 31, 2016.

NOTE 10 - SUBSEQUENT EVENTS

Management of the Company has evaluated events or transactions that may have occurred since December 31, 2016 and determined that there are no material events that would require disclosure in the Company's financial statements.